African Development Bank

Interim Financial Statements (unaudited)

Three months ended 31 March 2019

AFRICAN DEVELOPMENT BANK

BALANCE SHEET
AS AT 31 MARCH 2019
 (UA thousands – Note B)

ASSETS	31 MARCH	31 DECEMBER	31 MARCH
	2019	2018	2018 (Restated)
CASH		2,242,678	2,063,742	1,706,880
DEMAND OBLIGATIONS		3,796	3,801	3,801
TREASURY INVESTMENTS (Note F)		10,840,297	10,478,798	10,906,894
DERIVATIVE ASSETS (Note G)		808,073	655,432	627,459
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		14	24	61
ACCOUNTS RECEIVABLE				
Accrued income and charges receivable on loans (Note I)	295,016		338,082	255,497
Other accounts receivable	253,783		342,286	322,143
		548,799	680,368	577,640
DEVELOPMENT FINANCING ACTIVITIES				
Loans, net (Notes D & I)	18,674,029		18,891,534	17,764,614
Hedged loans – Fair value adjustment (Note G)	92,182		53,418	40,328
Equity participations (Note J)	907,057		848,701	766,612
		19,673,268	19,793,653	18,571,554
OTHER ASSETS				
Property, equipment and intangible assets	92,768		94,139	99,422
Miscellaneous	641		630	536
		93,409	94,769	99,958
TOTAL ASSETS		**34,210,334**	**33,770,587**	**32,494,247**

The accompanying notes to the financial statements form part of this statement.
Certain accounts as at March 31, 2018 have been restated to present the impact of IFRS 9 on expected credit losses, see Note C.

AFRICAN DEVELOPMENT BANK

LIABILITIES & EQUITY	31 MARCH 2019		31 DECEMBER 2018	31 MARCH 2018 (Restated)
ACCOUNTS PAYABLE				
Accrued financial charges	268,499		415,118	199,857
Other accounts payable	1,119,384		687,252	588,310
Employee Benefit Liabilities (Note P)	458,781		448,293	387,597
		1,846,664	1,550,663	1,175,764
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE		270,757	-	155,409
DERIVATIVE LIABILITIES (Note G)		777,264	1,044,288	1,198,530
BORROWINGS (Note K)				
Borrowings at fair value	23,366,085		23,389,010	22,361,207
Borrowings at amortized cost	597,331		600,849	599,411
		23,963,416	23,989,859	22,960,618
EQUITY (Note L)				
Capital				
Subscriptions paid	4,602,146		4,535,263	4,352,126
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(155,614)		(156,135)	(157,229)
Subscriptions paid (net of CEAS)	4,446,532		4,379,128	4,194,897
Reserves	2,905,701		2,806,649	2,809,029
Total equity		7,352,233	7,185,777	7,003,926
TOTAL LIABILITIES & EQUITY		34,210,334	33,770,587	32,494,247

The accompanying notes to the financial statements form part of this statement.
Certain accounts as at March 31, 2018 have been restated to present the impact of IFRS 9 on expected credit losses, see Note C.

INCOME STATEMENT
FOR THE PERIOD ENDED 31 MARCH 2019
(UA thousands – Note B)

	2019	Dec 2018	2018 (Restated)
OPERATIONAL INCOME & EXPENSES			
Income from:			
Loans and related derivatives (Note M)	158,798	596,891	139,021
Investments and related derivatives (Note M)	74,334	240,071	55,076
Equity investments (Dividends)	2,583	10,566	380
Other securities	7	41	10
Total income from loans and investments	235,722	847,569	194,487
Borrowing expenses (Note N)			
Interest and amortized issuance costs	(131,699)	(489,950)	(112,801)
Net interest on borrowing-related derivatives	(2,635)	56,882	24,505
Gains / (Losses) on borrowings, related derivatives and others	22,205	(35,143)	(19,116)
Net impairment charge (Note I)			
Loan principal	6,921	(48,398)	(41,495)
Loan charges	(1,333)	(28,443)	(3,536)
Provision for impairment on equity investments	42	394	-
Provision for impairment on investments	3	(35)	(60)
Provision for impairment Financial guarantees	(90)	344	10
Translation (losses) / gains	4,400	6,405	3,386
Other income	1,875	6,903	1,276
Net operational income	135,591	316,528	46,656
OTHER EXPENSES			
Administrative expenses (Note O)	(36,936)	(165,712)	(30,107)
Depreciation – Property, equipment and intangible assets	(4,336)	(17,925)	(3,930)
Sundry expenses	(2,061)	(8,209)	(1,599)
Total other expenses	(43,333)	(191,846)	(35,636)
Income before distributions approved by the Board of Governors	92,258	124,682	11,020
Distributions of income approved by the Board of Governors	-	(83,000)	-
NET INCOME FOR THE PERIOD	**92,258**	**41,682**	**11,020**

The accompanying notes to the financial statements form part of this statement.
Certain accounts as at March 31, 2018 have been restated to present the impact of IFRS 9 on expected credit losses, see Note C.

AFRICAN DEVELOPMENT BANK

STATEMENT OF COMPREHENSIVE INCOME
FOR THE PERIOD ENDED 31 MARCH 2019
(UA thousands – Note B)

	2019	2018 (Restated)
NET INCOME FOR THE PERIOD	92,258	11,020
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains/(losses) on financial assets at fair value through "other comprehensive income"	24,052	(3,815)
Unrealized (losses)/gains on fair-valued borrowings arising from "own credit"	(17,258)	(8,251)
Total items that will not be reclassified to profit or loss	6,794	(12,066)
Total other comprehensive income	6,794	(12,066)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	**99,052**	**(1,046)**

The accompanying notes to the financial statements form part of this statement.
Certain accounts as at March 31, 2018 have been restated to present the impact of IFRS 9 on expected credit losses, see Note C.

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 31 MARCH 2019
(UA thousands – Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurement of Defined Benefit Plan	Reserves Net Gains/(losses) on Financial Assets at Fair value through Other Comprehensive Income	Unrealized Gains/(Losses) on Fair-Valued Borrowings Arising from "Own Credit"	Total Equity
BALANCE AT 31 DECEMBER 2017	4,268,811	(158,035)	3,167,093	(361,999)	145,722	31,238	7,092,830
Effects of changes in accounting policies (IFRS 9)			(171,979)				(171,979)
BALANCE AT 1 JANUARY 2018 (Restated)	4,268,811	(158,035)	2,995,114	(361,999)	145,722	31,238	6,920,851
Net income for the period (restated)	-	-	11,020	-	-	-	11,020
Other comprehensive income	-	-	-	-	-	-	-
Net gains on financial assets at fair value through "other comprehensive income"	-	-	-	-	(3,815)	-	(3,815)
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(8,251)	(8,251)
Total other comprehensive income	-	-	-	-	(3,815)	(8,251	(12,066)
Net increase in paid-up capital	83,315	-	-	-	-	-	83,315
Net conversion losses on new subscriptions	-	806	-	-		-	806
BALANCE AT 31 MARCH 2018 (Restated)	**4,352,126**	**(157,229)**	**3,006,134**	**(361,999)**	**141,907**	**22,987**	**7,003,926**
	-	-		-	-	-	
BALANCE AT 1 JANUARY 2019	**4,535,263**	**(156,135)**	**3,036,796**	**(394,576)**	**118,341**	**46,088**	**7,185,777**
Net income for the period	-	-	92,258				92,258
Other comprehensive income	-	-	-	-	-	-	-
Net losses on financial assets at fair value through "other comprehensive income"	-	-		-	24,052	-	24,052
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(17,258)	(17,258)
Total other comprehensive income	-	-		-	24,052	(17,258)	6,794
Net increase in paid-up capital	66,883	-	-	-	-	-	66,883
Net conversion gains on new subscriptions	-	521	-	-	-	-	521
BALANCE AT 31 MARCH 2019	**4,602,146**	**(155,614)**	**3,129,054**	**(394,576)**	**142,393**	**28,830**	**7,352,233**

The accompanying notes to the financial statements form part of this statement.
Certain accounts as at March 31, 2018 have been restated to present the impact of IFRS 9 on expected credit losses, see Note C.

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH 2019
(UA thousands – Note B)

	2019	2018 (Restated)
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income/(loss)	92,258	11,020
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,336	3,930
Provision for impairment on loan principal and charges	(5,588)	45,031
Unrealized gains / losses on investments and related derivatives	(12,013)	(4,853)
Amortization of discount or premium on treasury investments at amortized cost	201	(5,420)
Provision for impairment on investments	(3)	60
Provision for impairment on financial guarantee	90	(10)
Provision for impairment on equity investments	(42)	-
Amortization of borrowing issuance costs	(2,062)	1,114
Unrealized gain on fair-valued borrowings and derivatives	(20,039)	18,215
Translation (gains)/losses	(4,400)	(3,386)
Share of losses in associate	(264)	-
Net movements in derivatives	(49,176)	82,472
Changes in accrued income on loans	41,733	7,031
Changes in accrued financial charges	(146,618)	(85,720)
Net change in reverse repurchase agreements and cash collateral on securities borrowed	270,757	155,409
Changes in other receivables and payables	489,631	(108,167)
Net cash provided by operating activities	658,621	116,726
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(343,058)	(819,994)
Repayments of loans	451,830	425,614
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	(370,438)	(119,327)
Investments at fair value through profit and loss	209,612	426,110
Acquisition of fixed assets	(2,964)	(6,999)
Disbursements on equity participations	(41,846)	(9,069)
Repayments on equity participations	6,947	7,109
Net cash used in investing, lending and development activities	(89,917)	(96,556)
FINANCING ACTIVITIES:		
New borrowings	1,449,881	2,066,855
Repayments on borrowings	(1,717,826)	(1,905,686)
Cash from capital subscriptions	67,403	84,121
Net cash provided by financing activities	(200,542)	245,290
Effect of exchange rate changes on cash and cash equivalents	(14,472)	(25,810)
Increase in cash and cash equivalents	353,690	239,650
Cash and cash equivalents at the beginning of the period	2,179,642	1,719,776
Cash and cash equivalents at the end of the period	**2,533,332**	**1,959,426**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	290,654	252,546
Cash	2,242,678	1,706,880
Cash and cash equivalents at the end of the period	**2,533,332**	**1,959,426**
SUPPLEMENTARY DISCLOSURE:		
1. Operational cash flows from interest and dividends:		
Interest paid	(280,952)	(174,016)
Interest received	272,267	210,352
Dividend received	2,583	(128)
2. Movement resulting from exchange rate fluctuations:		
Loans	121,074	88,895
Borrowings	(12,540)	(298,558)
Currency swaps	(108,320)	132,327

The accompanying notes to the financial statements form part of this statement.
Certain accounts as at March 31, 2018 have been restated to present the impact of IFRS 9 on expected credit losses, see Note C.

NOTES TO THE FINANCIAL STATEMENTS
THREE MONTHS ENDED 31 MARCH 2019

NOTE A.   Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B.   Summary of significant accounting policies

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with

IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account

(UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF's Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92%. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 March 2019 and 2018 are reported in Note R _ 1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2018, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

Further details and analysis of the Bank's employee benefits are included in Note P – Employee

Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) *Financial Assets at Amortized Cost*

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) *Financial Assets at Fair Value through Profit or Loss (FVTPL)*

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income
      (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv) Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement as an expense or a recovery, in line with IAS 37.

Recognition and De-recognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) *Borrowings*

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the exemption provided in the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) *Financial Liabilities at Fair Value through Profit or Loss*

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) *Other Liabilities*

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 March 2019, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure, and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)   Stage 1: 12-months ECL

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)   Stage 2: Lifetime ECL – not credit impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans.

iii)   Stage 3: Lifetime ECL – credit impaired

Includes in stage 3 are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or

- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note D Risk management.

An exposure will migrate through the ECL stages as asset quality deteriorates. If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures that have not deteriorated significantly since origination, or where the deterioration remains within the Bank's investment grade criteria, or which are less than 90 days past due, are considered to have a low credit risk.

When an asset is uncollectible, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. For further details on how the Bank calculates ECLs including the use of forward looking information, refer to the Credit quality of financial assets section in Note D Risk management.

ECLs are recognized using a provision for doubtful debts account in profit and loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid- ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1:   Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2:   Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3:   Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 March 2019, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in certain member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of shareholders and may be funded from amounts previously transferred to surplus account or from the current year's income.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience

and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets – The measurement of impairment losses both under IFRS 9 and IAS 39 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgements and estimates include:

  i)   The Bank's internal credit grading model, which assigns PDs to the individual grades

  ii)   The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or life time ECL basis and the applicable qualitative assessment

  iii)   Development of ECL models, including the various formulas and the choice of inputs

  iv)   Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on PDs, EADs and LGDs.

  v)   Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Reclassification and Restatement

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year's reported result.

NOTE C.   THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The new standards that are expected to be relevant to the Bank are discussed briefly below:

IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 "Leases", which replaces the current guidance on lease accounting in IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted. The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting its obligation to make future lease payments and a 'right-of-use asset' reflecting its right to use the underlying leased asset, for virtually all lease contracts. The IASB has included an optional exemption for certain short- term leases and leases of low-value assets; however, this exemption can only be applied by lessees.

The work to assess the impact of the standard is ongoing and it is not yet practicable to quantify the effect of IFRS 16 on the financial position and performance. Preliminary indications are that the new standard will affect the Bank with a balance sheet increase in liabilities and right of use assets, on adoption. The work to assess the impact and the implementation process commenced in 2018. The Bank will disclose the estimates of the financial impact when the implementation programme is sufficiently advanced to provide a reasonable assessment.

IFRS 9: Financial instruments

The IFRS 9 (impairment of financial instrument) became effective from January 2018 and was applied by the bank for the first time on 30 September 2018. The March 2018 financial statement has been restated to recognize the effect of IFRS 9 expected credit loss (ECL). The restated provision charged to income statement for period ending March 31, 2018 is as follow:

(UA thousands)

	March 2018 Restated
Loans at amortised cost	41,495
Interest receivables	3,536
Impairment on loans principal and charges	**45,031**
Treasury investments	60
Guarantees	(10)
Total impairment recognised in the income statement	**45,081**

The table below, reconciles the closing impairment allowances for financial assets as at 31 December 2017 under IAS 39 and the restated amount recognized in the income statements as at 31 March 2018:

(UA thousands)

	Outstanding balance as at December 31, 2017 under IAS 39	transition adjustment as at 1 January 2018 under IFRS 9	Translation effect on March 2018 restatement	Impairment amount recognised in the IS restated 31 March 2018	Total March 2018
Loans at amortized cost	184,593	155,791	(2,109)	41,495	379,770
Interest receivable	250,326	14,978	(972)	3,536	267,868
Treasury investments	-	177	-	60	237
Guarantees	-	1,033	-	(10)	1,023
Total impairment as at 31 March 2018 (Restated)	**434,919**	**171,979**	**(3,081)**	**45,081**	**648,898**

The UA 171,979 thousand transition adjustments arising from the adoption of IFRS 9 have been recognized directly in retained earnings as of 1 January 2018. The total impairment for the period ending March 2018 amounted to UA 45.08 million.

NOTE D.   RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) which is chaired by the Chief Risk Officer ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank is charged with oversight over all enterprise risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

    1) Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 March 2019 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

(Amounts in UA thousands)

Country	N° of Loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Algeria	1	728,362	-	-	728,362	3.83
Angola	6	1,199,130	-	383,755	815,375	4.28
Benin	1	97,058	-	97,058	-	-
Botswana	3	754,082	-	5,847	748,235	3.93
Burkina Faso	1	34,006	-	34,006	-	-
Cameroon	11	892,628	82,515	467,805	342,307	1.80
Cape Verde	11	166,516	-	37,571	128,946	0.68
Congo CG	3	156,366	-	96,741	59,624	0.31
Côte D'Ivoire	8	747,270	-	642,733	104,537	0.55
Dem Rep Congo	6	258,770	-	-	258,770	1.36
Egypt	10	2,185,339	-	141,978	2,043,361	10.73
Eq Guinea	15	42,093	-	22,847	19,246	0.10
ESwatini	3	171,071	57,410	62,671	50,990	0.27
Ethiopia	2	130,178	-	120,970	9,209	0.05
Gabon	11	893,603	-	259,308	634,295	3.33
Kenya	9	946,211	208,134	632,586	105,491	0.55
Mauritius	9	418,965	72,033	17,579	329,353	1.73
Morocco	62	3,999,089	172,880	855,422	2,970,787	15.60
Multinational	3	291,594	197,807	93,787	-	-
Namibia	10	875,640	-	232,801	642,838	3.38
Nigeria	8	1,355,687	-	452,443	903,244	4.74
Rwanda	5	388,997	-	331,008	57,989	0.30
Senegal	8	587,035	-	477,069	109,966	0.58
Seychelles	4	44,946	-	12,034	32,912	0.17
Somalia	3	4,317	-	-	4,317	0.02
South Africa	8	1,590,314	-	240,750	1,349,563	7.09
Sudan	4	54,584	-	-	54,584	0.29
Tanzania	4	457,704	-	402,065	55,639	0.29
Tunisia	37	2,624,558	-	558,473	2,066,085	10.85
Uganda	7	457,243	176,098	242,587	38,558	0.20
Zambia	11	417,447	-	359,066	58,382	0.31
Zimbabwe	12	197,189	-	-	197,189	1.04
Total Public Sector	**296**	**23,167,993**	**966,877**	**7,280,963**	**14,920,154**	**78.36%**
Total Private Sector	**174**	**6,183,457**	**1,360,716**	**683,799**	**4,120,343**	**21.64%**
Total	**470**	**29,351,450**	**2,327,593**	**7,964,762**	**19,040,497**	**100.00%**

*   *Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.*

** Countries in non-accrual status as at 31 March 2019.

(1) The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of March 2019, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 332.73 million of which UA 26.03 million related to trade finance as at 31 March 2019

Exposure Exchange Agreement

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank (IBRD), both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 March 2019, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD 4.47 billion (UA 3.22 billion).

The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

Protection Purchased				Protection Sold			
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank	
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21		
				Romania	185.00		
				Turkey	200.00		
TOTAL	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**1,587.71**	**TOTAL**	**2,880.00**

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9 and IAS 37, as described in Note B.

As of 31 March 2019, no default events have occurred on any exposures covered (either for the counterparties for which protection was purchased or sold) under these Exposure Exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures covered.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank's counterparties.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely-used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

| Risk Class | Revised Rating Scale | International Ratings | | |
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	
	1	A	A2	
	1-	A-	A3	Excellent
	2+	BBB+	Baa1	
	2	BBB	Baa2	
	2-	BBB-	Baa3	Strong
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4			
	4-	B	B2	
	5+			
	5	B-	B3	Acceptable
High Risk	5-			
	6+	CCC+	Caa1	Marginal
	6			Special attention
	6-	CCC	Caa2	
Very High Risk	7			
	8	CCC-	Caa3	Substandard
	9	CC	Ca	Doubtful
	10	C	C	Los

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.92 at the end of March 2019, compared to 2.74 as of 31 March 2018.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non- performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the new IFRS-9 provisioning standards in such portfolio.

To cover potential Losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of March 2019, the Bank's public sector loan portfolio used up to 50 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gain on financial assets at fair value through Other Comprehensive Income and unrealized loss/gain on fair-valued borrowings arising from "own credit". Any shortfall of the stock of provisions to expected losses is deducted. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: a) project finance; b) corporate finance; c) financial institutions; and d) private equity funds.

With effect from January 1, 2018 under the new IFRS 9 impairment requirements provisions are based on an expected credit loss (ECL) model that replaced the incurred loss model. Under the new standard, the Bank recognizes either a 12-month or lifetime ECL depending on whether there is significant increase in credit risk since initial recognition.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital Policy (Internal Rating Based - (IRB)).

At the end of March 2019, the Bank's non-sovereign portfolio required as risk capital approximately 20 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 11 percent of the Bank's total on-balance sheet risk capital sources. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit are articulated in the Bank's capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

The Private Sector Credit Enhancement Facility (PSF)

The Bank enters into credit enhancement facilities for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015 to absorb risk on selected non-sovereign loans issued by the African Development Bank in low-income countries. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a partial credit guarantee instrument.

Balance Sheet Optimization Initiatives

In 2018, the Bank implemented a balance sheet optimization initiative aimed at reducing concentration risk on its non-sovereign portfolio and increasing lending headroom. The initiative involves the purchase of credit protection on defined non-sovereign exposures, through a credit insurance and synthetic securitization transaction.

Under the credit protection purchased, the Bank will be compensated for losses arising from credit default by any of the borrowers in the reference non-sovereign portfolio covered by the transactions. As the originator of the qualifying non-sovereign loans and protection buyer, the Bank remains the lender of record. As at 31 March 2019 the total notional amount of credit protection purchased was USD 1.50 billion (UA 1.08 billion). In line with the substance, the transactions are accounted for as financial guarantee contracts.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	**1 year**	**5 years**	**10 years**	**15 years**	**30years**
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage Backed Securities (MBS)/ Asset Backed Securities (ABS)	AAA					
	Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/ Aa3 or above by at least two approved rating agencies or at least A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risk. At the end of March 2019, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 3.1 % percent of the Bank's total on-balance sheet risk capital sources.

Expected Credit risk

Definition of default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS9 90 days past due rebuttable presumption in the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

Credit Risk Grades

The Bank allocates each exposure to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

- Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in

- its business activities.

Data from credit reference agencies, press articles, and changes in external credit ratings.

Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased significantly reflects comparison of:

- its remaining lifetime PD at the reporting date based on the modified terms; with

- the remaining lifetime PD estimated based on data at initial recognition and the original contractual terms.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of expected credit losses

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the original EIR.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD. PDs are estimated considering the contractual maturities of exposures and estimated prepayment rates.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modelling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrower's extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

- instrument type;
- credit risk grading;
- collateral type;
- date of initial recognition;
- remaining term to maturity;
- industry; and
- geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort. Irrespective of the outcome of the above assessment, the Bank presumes that the credit risk on its sovereign and non-sovereign loan has increased significantly since initial recognition when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans. The reason for rebutting the IFRS rebuttable presumption is explained in the definition of default above.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of 'investment grade' as per globally understood definition.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Bank's Credit Risk Committee considers a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and economics functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macro-economic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to, unemployment rates, interest rates, gross domestic product, inflations, and commodity prices and these require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro- economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit losses

The Bank calculates ECLs based on three probability-weighted scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different PD, EAD and LGD parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data.

For accounting purposes, the 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the monthly PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of monthly PD over the full remaining life multiplied by the LGD and EAD.

In determining ECLs as at 31 March 2019 the Bank has applied the same PDs and macroeconomic data adopted for 2018 year-end based on the assumption that the conditions existing at the balance sheet date and the future economic conditions have not changed materially during the period. These will be assessed once the ongoing revalidation of the PDs is completed.

Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

The table below presents a breakdown of impairment allowance based on stage allocation and asset classification as at 31 March 2019 and 31 March 2018.

As at 31.3.2019

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	152,408	56,765	157,295	366,468
Interest receivables	9,042	3,968	279,008	292,018
Treasury investments	210	-	-	210
Guarantees	525	-	-	525
Total impairment as at 31 March 2019	**162,185**	**60,733**	**436,303**	**659,221**

As at 31.3.2018

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	141,236	103,013	135,521	379,770
Interest receivables	6,869	3,583	257,416	267,868
Treasury investments	237	-	-	237
Guarantees	1,006	-	17	1,023
Total impairment as at 31 March 2018	**149,348**	**106,596**	**392,954**	**648,898**

The tables below present an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio based on stage allocation and business segment as at 31 March 2019 and 31 March 2018.

As at 31.3.2019

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Sovereign	14,664	-	256	14,920	108.06	-	85.30	193.36
Non-Sovereign	3,457	432	232	4,121	44.35	56.77	71.99	173.11
Total March 2019	**18,121**	**432**	**488**	**19,041**	**152.41**	**56.77**	**157.29**	**366.47**

	Coverage ratio (impairment allowance/gross exposure)			
	Stage 1 %	Stage 2 %	Stage 3 %	Total %
Sovereign	0.74	-	33.31	1.30
Non-Sovereign	1.28	13.15	31.09	4.20
Total coverage ratio	0.84	13.15	32.26	1.92

As at 31.3.2018

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Sovereign	14,126	-	247	14,373	95.24	-	81.94	177.18
Non-Sovereign	3,143	519	112	3,775	46.00	103.01	53.58	202.59
Total March 2018	**17,270**	**519**	**359**	**18,147**	**141.24**	**103.01**	**135.52**	**379.77**

| | Coverage ratio (impairment allowance/gross exposure) | | | |
	Stage 1 %	Stage 2 %	Stage 3 %	Total %
Sovereign	0.67	-	33.23	1.23
Non-Sovereign	1.46	19.84	47.83	5.37
Total coverage ratio	0.82	19.84	37.80	2.09

An analysis of changes in ECL allowances in relation to the banks financial assets carried at amortized cost were as follow:

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2019	**164,778**	**61,011**	**457,642**	**683,431**
New assets originated or purchased	1,818	-	-	1,818
Assets derecognized or repaid (excluding write offs)	(5,358)	-	-	(5,358)
Transfer from stage 1 to Stage 2	(1,951)	1,951	-	-
Transfer from stage 2 to Stage 3	-	-	-	-
Transfer from stage 1to Stage 3	(47)	-	47	-
New and increased provision(net of releases)	2,946	(2,230)	(2,828)	(2,112)
Amount written Off	-	-	(18,558)	(18,558)
Foreign exchange adjustments	-	-	-	-
At 31 March 2019	**162,185**	**60,733**	**436,303**	**659,221**

The decrease in ECLs was a result of increase in loan repayment and reduction in loan disbursement in 2019 compared to 2018 and little or no movement in variables used in the determination of the expected credit losses since December 2018.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2017, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

> 1. the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

> 2. the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass- through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market- based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market- based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard nine-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of March 2019, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the period ended 31 March 2019 amounted to UA 1.04 million, compared to prepayments of UA 0.76 million realized in 2018, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

The ORMF ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Unit (BCPU) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a whistleblower protection policy.

NOTE E. FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 March 2019 and 2018:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

31 March 2019	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	2,242,678	2,242,678	2,242,678
Demand obligations	-	-	-	3,796	3,796	3,796
Treasury investments	5,687,435	-	-	5,152,862	10,840,297	10,936,369
Derivative assets	808,073	-	-	-	808,073	808,073
Non-negotiable instruments on account of capital	-	-	-	14	14	14
Accounts receivable	-	-	-	548,799	548,799	548,799
Loans	24,076	-	-	18,649,953	18,674,029	18,674,029
Equity participations	-	-	907,057	-	907,057	907,057
Total financial assets	**6,519,584**	**-**	**907,057**	**26,598,102**	**34,024,743**	**34,120,815**
Accounts payable	-	-	-	1,846,664	1,846,664	1,846,664
Securities sold under agreements to repurchase				270,757	270,757	270,757
Derivative liabilities	777,264	-	-	-	777,264	777,264
Borrowings	-	23,366,085	-	597,331	23,963,416	24,011,231
Total financial liabilities	**777,264**	**23,366,085**	**-**	**2,714,752**	**26,858,101**	**26,905,916**

(UA thousands)

31 March 2018	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	1,706,880	1,706,880	1,706,880
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments (restated)	6,063,251	-	-	4,843,643	10,906,894	10,810,072
Derivative assets	627,458	-	-	-	627,459	627,459
Non-negotiable instruments on account of capital	-	-	-	61	61	61
Accounts receivable (restated)	-	-	-	577,640	577,640	577,640
Loans (restated)	18,346	-	-	17,746,268	17,764,614	17,764,614
Equity participations	-	-	766,612	-	766,612	766,612
Total financial assets	**6,709,055**	**-**	**766,612**	**24,878,293**	**32,353,961**	**32,257,139**
Accounts payable (restated)	-	-	-	1,175,764	1,175,764	1,175,764
Securities sold under agreements to repurchase				155,409	155,409	155,409
Derivative liabilities	1,198,530	-	-	-	1,198,530	1,198,530
Borrowings	-	22,361,207	-	599,411	22,960,618	22,854,125
Total financial liabilities	**1,198,530**	**22,361,207**	**-**	**1,930,584**	**25,490,321**	**25,383,828**

The table below classifies the Bank's financial instruments that were carried at fair value at 31 March 2019 and 2018 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)			
	2019	2018	2019	2018	2019	2018	2019	2018
Treasury investments	3,880,871	4,358,668	1,798,914	1,695,424	7,650	9,159	5,687,435	6,063,251
Derivative assets	12,416	8,971	787,744	608,916	7,914	9,572	808,073	627,459
Loans	-		24,076	18,346		-	24,076	18,346
Equity participation	10,015	14,245		-	897,042	752,367	907,057	766,612
Total financial assets	**3,903,302**	**4,381,884**	**2,610,734**	**2,322,686**	**912,606**	**771,098**	**7,426,641**	**7,475,668**
Derivative liabilities	-	-	736,495	1,164,743	40,769	33,787	777,264	1,198,530
Borrowings	14,979,480	13,623,826	8,076,408	8,481,751	310,198	255,630	23,366,085	22,361,207
Total financial liabilities	**14,979,480**	**13,623,826**	**8,812,903**	**9,646,494**	**350,967**	**289,417**	**24,143,349**	**23,559,737**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carry value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 March 2019 and 2018 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)			
	2019	2018	**2019**	2018	**2019**	2018 (restated)	**2019**	2018
Treasury investments	5,248,934	4,873,983	-	-	-	-	5,248,934	4,873,983
Loans	-	-	-	-	18,649,952	17,746,268	18,649,952	17,746,268
Total financial assets	5,248,934	4,873,983	-	-	18,649,952	17,746,268	23,898,886	22,620,251
Borrowings	-	-	550,234	379,272	92,597	110,975	642,831	490,247
Total financial liabilities	**-**	**-**	**550,234**	**379,272**	**92,597**	**110,975**	**642,831**	**490,247**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	
Borrowings	Consensus pricing	Offered quotes Own credit	

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 March 2019 and 2018 were made up as follows:

(UA thousands)

	2019	2018
Balance at 1 January	206,000	201,048
New transactions	4,167	4,963
Amounts recognized in income statement during the period	(3,935)	(4,698)
Translation effects	34	3,177
Balance at 31 March	**206,266**	**204,490**

NOTE F. TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at March 31, 2019, the Bank had received collateral with fair value of UA 634 million in connection with swap agreements. Of this amount, a total UA 363 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 271 million was in the form of liquid financial assets and are kept in custody by the Bank.

The composition of treasury investments as at 31 March 2019 and 2018 was as follows:

(UA thousands)

	2019	2018 (Restated)
Treasury investments mandatorily measured at fair value through profit or loss	5,687,435	6,063,251
Treasury investments at amortized cost	5,153,072	4,843,880
Total treasury investments	10,840,507	**10,907,131**
Provision for impairment on investments	(210)	(237)
Total after impairment	**10,840,297**	**10,906,894**

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at 31 March 2019 and 2018 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2019	2018	**2019**	2018	**2019**	2018	**2019**	2018	**2019**	2018
Time deposits	231.57	225.65	-	-	-	-	59.09	26.89	290.66	252.54
Asset-backed securities	7.71	9.03	-	0.12	-	-	-	-	7.71	9.15
Government and agency obligations	2,918.46	2,856.20	262.29	704.24	21.40	-	42.45	78.69	3,244.60	3,639.13
Corporate bonds	341.99	187.83	34.44	71.71	-	-	-	-	376.43	259.54
Financial institutions	1,108.42	501.69	292.59	754.20	-	-	14.17	180.11	1,415.18	1,436.00
Supranational	219.68	335.06	65.09	81.98	-	1.02	68.08	49.07	352.85	467.13
Total	**4,827.83**	**4,115.46**	**654.41**	**1,612.25**	**21.40**	**1.02**	**183.79**	**334.76**	**5,687.43**	**6,063.49**

The nominal value of treasury investments mandatorily measured at FVTPL as at March 31, 2019 was UA 5,681.98 million (2018: UA 6,083.79 million). The average yield of treasury investments mandatorily measured at FVTPL for the three months ended at March 31, 2019 was 0.90% (2018: negative 0.12%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at 31 March 2019 and 2018 was as follows:

(UA millions)

	2019	2018
One year or less	2189.33	1,591.57
More than one year but less than two years	1263.14	2,304.02
More than two years but less than three years	1301.43	998.98
More than three years but less than four years	786.09	615.21
More than four years but less than five years	139.67	393.61
More than five years	7.77	160.15
Total	**5,687.43**	**6,063.54**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 31 March 2019 and 2018 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2019	2018	**2019**	2018	**2019**	2018	**2019**	2018	**2019**	2018
Government and agency obligations	878.90	765.57	804,80	780.23	592.61	664.15	629.80	707.90	2,906.11	2,917.85
Supranational	995.28	949.37	767,93	614.14	151.14	77.85	332.61	284.67	2,246.96	1,926.03
Total	**1,874.18**	**1,714.94**	**1,572.73**	**1,394.37**	**743.75**	**742.00**	**962.41**	**992.57**	**5,153.07**	**4,843.88**

The nominal value of treasury investments at amortized cost as at March 31, 2019 is UA 5,100.57 million (2018: UA 4,843.38). The average yield of treasury investments at amortized cost for the period ended March 31, 2019 was 0.46 % (2018: 0.50%).

The contractual maturity structure of treasury investments at amortized cost as at 31 March 2019 and 2018 was as follows:

(UA millions)

	2019	2018
One year or less	314.61	370.82
More than one year but less than two years	350.38	347.58
More than two years but less than three years	473.83	350.46
More than three years but less than four years	539.72	413.42
More than four years but less than five years	592.35	542.73
More than five years	2,882.18	2,818.87
Total	**5,153.07**	**4,843.88**

The fair value of treasury investments at amortized cost as at March 31, 2019 was UA 5,248.93 million (2018: UA 4,746.82 million).

NOTE G.   DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at 31 March 2019 and 2018 were as follows:

(UA thousands)

	2019		2018	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	634,317	559,002	563,610	843,953
Interest rate swaps	150,728	99,872	31,491	265,724
Loan swaps	9,371	118,280	22,864	85,902
	794,416	**777,154**	**617,965**	**1,195,579**
Investments-related:				
Asset swaps	833	110	35	2,950
Macro-hedge swaps and others	12,824	-	9,459	-
	13,657	110	9,494	2,950
Total	**808,073**	**777,264**	**627,459**	**1,198,529**

The notional amounts of derivative financial assets and financial liabilities at 31 March 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Borrowings-related:		
Cross-currency swaps	10,032,351	10,649,194
Interest rate swaps	17,114,937	14,530,440
Loan swaps	2,483,904	2,645,369
	29,631,192	**27,825,003**
Investments-related:		
Asset swaps	9,254	40,985
Macro-hedge swaps	20,132	-
	29,386	40,985
Total	**29,660,578**	**27,865,988**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 March 2019, the Bank had futures with a notional value of Euro 8,286 million and USD 48,040 million. The carrying value of Euro and US dollars futures was a positive market value of UA 2.68 million (out of the money) and UA 24.19 million (in the money) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 March 2019, there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 March 2019 was a liability of UA 109.78 million. The fair value loss on these loan swaps for the three months ended 31 March 2019 was UA 37.29 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 38.90 million. Therefore, the hedge effectiveness recognized in profit or loss was a gain of UA 1.61 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the period ended March 2019, the amortization of fair value adjustment on the hedged risk amounted to UA 0.87 million.

NOTE H.   NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of 27 May 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At 31 March 2019 and 2018, the non-negotiable notes' balances were as follows:

(UA thousands)

	2019	2018
Balance at 1 January	24	76
Net movement for the period	(10)	(15)
Balance at 31 March	**14**	**61**

NOTE I.   LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non- sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 March 2019 and 2018, outstanding loans were as follows:

(UA thousands)

	2019	2018 (Restated)
Outstanding balance of loans - amortized cost	19,016,421	18,126,038
Outstanding balance of loans - fair value	24,076	18,346
	19,040,497	18,144,384
Less: accumulated provision for impairment	(366,468)	(379,770)

Balance at 31 March		18,674,029	17,764,614

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 March 2019 and 2018 was as follows:

(UA millions)

	2019				2018
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	1,457.97	254.27	176.20	1,888.44	1,602.32
More than one year but less than two years	1,686.24	159.35	-	1,845.60	1,474.84
More than two years but less than three years	1,489.70	144.45	-	1,634.15	1,590.22
More than three years but less than four years	1,378.15	148.14	-	1,526.29	1,461.69
More than four years but less than five years	1,319.48	154.04	-	1,473.52	1,444.47
More than five years	10,134.43	538.07	-	10,672.50	10,570.84
Total	17,465.97	1,398.32	176.20	19,040.50	18,144.38

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans as at 31 March 2019 and 2018 were as follows:

UA millions)

			2019		2018	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	69.28		88.17	
		Japanese Yen	125.56		149.91	
		Pound Sterling	1.35		1.67	
		Swiss Franc	2.22		2.20	
		US Dollar	176.94		189.74	
		Others	-		-	
			375.35	1.97	431.69	2.37
	Single Currency	Euro	4,830.71		5,214.83	
		Japanese Yen	-		-	
		South African Rand	1,281.48		1,501.94	
		US Dollar	6,632.01		5,919.88	
		Others	29.36		41.25	
			12,773.56	67.09	12,677.90	69.87
	Structured Products	Euro	2,403.66		1,949.19	
		US Dollar	1,599.04		1,115.22	
		South African Rand	314.37		181.10	
			4,317.07	22.67	3,245.51	17.89
Floating Rate:	Single Currency	Euro	233.17		285.61	
		Japanese Yen	3.56		5.33	
		South African Rand	67.31		87.76	
		US Dollar	1,094.28		1,240.86	
			1,398.32	7.34	1,619.56	8.93
Variable Rate:	Multi-Currency	Euro	-		0.00	
		Japanese Yen	-		0.00	
		US Dollar	138.17		131.94	
			138.17	0.73	131.94	0.73
	Single Currency	Euro	6.73		7.05	
		Japanese Yen	15.68		15.63	
		Swiss Franc	0.97		0.97	
		US Dollar	14.65		14.13	
			38.03	0.20	37.78	0.21

| Total | 19,040.50 | 100.00 | 18,144.38 | 100.00 |

The weighted average yield on outstanding loans for the three months ended 31 March 2019 was 0.88 % (2018: 3.31 %).

A comparative summary of the currency composition of outstanding loans at 31 March 2019 and 2018 was as follows:

(Amounts in UA millions)	2019		2018	
	Amount	%	Amount	%
Euro	7,543.55	39.62	7,544.87	41.58
Japanese Yen	144.80	0.76	170.88	0.94
Pound Sterling	1.35	0.01	1.67	0.01
South African Rand	1,663.16	8.73	1,770.79	9.76
Swiss Franc	3.19	0.02	3.17	0.02
US Dollar	9,655.09	50.71	8,611.75	47.46
Others	29.36	0.15	41.25	0.23
Total	19,040.50	100.00	18,144.38	100.00

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 March 2019 and 2018 were as follows:

(UA thousands)

	2019	2018 (Restated)
Accrued income and charges receivable on loans	587,034	523,365
Less: accumulated provision for impairment	(292,018)	(267,868)
Balance at 31 March	295,016	255,497

Provision for Impairment on Loan Principal and Charges Receivable

At 31 March 2019, outstanding loans with an aggregate principal balance of UA 487.64 million (2018: UA 487.37 million), of which UA 295.49 million (2018: UA 277.86 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 March 2019 and 2018 were as follows:

(UA thousands)

	2019	2018 (restated)
Outstanding balance on impaired loans	487,642	487,369
Less: accumulated provision for impairment (Stage 3 only)	(157,295)	(135,521)
Net balance on impaired loans	330,347	351,848

The movements in the accumulated provision for impairment on outstanding loan principal for the three months ended 31 March 2019 and 2018 were as follows:

UA thousands)

	2019	2018 (Restated)
Balance as at 1 January	391,952	184,593
Additional provision on adoption of new IFRS 9 impairment rule	-	155,791
Adjusted balance as at 1 January	391,952	340,384
provision for impairment on loan principal for the period (net)	(6,921)	41,630
Reversal of Provision for guarantees for the period	-	(135)
Loans written off	(18,558)	-
Translation effects	(5)	(2,109)
Balance at 31 March	**366,468**	**379,770**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the three months ended 31 March 2019, provision for impairment made on private sector loan amounted to UA 9.53 million. The accumulated provisions on private sector loans at 31 March 2019 amounted to UA 173.54 million. The movements in the accumulated provision for impairment on loan interest and charges receivable for the three months ended 31 March 2019 and 2018 were as follows:

(UA thousands)

	2019	2018 (Restated)
Balance at January 1	290,650	250,326
Additional provision on adoption of new IFRS 9 impairment rule	-	14,978
Adjusted balance as at 1 January	290,650	265,304
provision for impairment on loan charges for the period (net)	1,333	3,536
Translation effects	35	(972)
Balance at 31 March	**292,018**	**267,868**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the three months ended 31 March 2019, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 0.87 million. The accumulated provision on interest and charges receivable on private sector loans at 31 March 2019 amounted to UA 16.06 million.

Guarantees

The may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 March 2019, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 1.44 million (2018: UA 1.02 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 March 2019 amounted to UA 332.73 million (2018: UA 392.11 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as Exposure Exchange Agreements (EEAs), covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans. The details are in Note in D. Apart from the EEA, in 2018 the Bank entered into two landmark BSO transactions: 1) a USD 1 billion involving synthetic securitization of a portfolio of non-sovereign assets which will also benefit from a USD 100 million guarantee from the European Fund for Sustainable Development (EFSD); and 2) a USD 500 million credit insurance on its non-sovereign portfolio of financial sector loans. Both transactions are expected to release risk capital and create around USD 1.2 billion in additional lending headroom. Like the EEAs, these transactions are accounted for as financial guarantees. As at 31 March 2019 the nominal amounts of these contracts were USD 5.97 billion (UA 4.30 billion).

Similarly, the Bank purchases credit enhancement facilities from the Private Sector Enhancement Facility (PSF) for some of its loans. As at 31 March 2019, the covered amounts of non-sovereign loans by PSF amounted to UA 357.22 million and the cost of this coverage for the three months ended 31 March 2019 was UA 1.46 million.

The 3 month expected credit loss (ECL) calculated on the bank's financial guarantee as at March 2019 amounted to UA 0.09 million (2018, restated: UA 0.01 million).

NOTE J.   EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the three months ended 31 March 2019 amounted to UA 53.69 million (2018: UA 47.84 million), representing 58.38 percent (2018: 60.80 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 March 2019, the Bank's pro-rata or economic share in ADF was 0.40 percent (2018: 0.43 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund cannot be consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/ BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

NOTE K.   BORROWINGS

As at 31 March 2019 and 2018, the Bank's borrowings were as follows:

(UA millions)

	2019	2018
Borrowings at fair value	23,366.09	22,361.21
Borrowings at amortized cost	597.33	599.41
Total	**23,963.42**	**22,960.62**

The Bank's borrowings as at 31 March 2019 included subordinated borrowings in the amount of UA 222.97 million (2018: UA 218.87 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 31 March 2019 was UA 29.05 billion (2018: UA 28.85 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 March 2019 was as follows:

i) Borrowings Carried at Fair Value

Periods (Amounts in UA millions)	Ordinary	Callable	Total
One year or less	4,652.61	572.38	5,224.99
More than one year but less than two years	1,043.43	185.47	1,228.90
More than two years but less than three years	2,922.71	2.71	2,925.42
More than three years but less than four years	4,134.66	7.62	4,142.28
More than four years but less than five years	1,184.53	17.04	1,201.57
More than five years	8,292.80	350.13	8,642.93
Total	22,230.74	1,135.35	23,366.09

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	-	160.69	160.69
More than one year but less than two years	-	38.29	38.29
More than two years but less than three years	64.94	106.43	171.37
More than three years but less than four years	-	16.55	16.55
More than four years but less than five years	-	144.37	144.37
More than five years	-	68.59	68.59
Subtotal	64.94	534.92	599.86
Net unamortized premium and discount	(2.53)	-	(2.53)
Total	62.41	534.92	597.33

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 March 2018 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,785.37	469.14	4,254.51
More than one year but less than two years	4,666.19	124.66	4,790.85
More than two years but less than three years	2,631.52	171.52	2,803.04
More than three years but less than four years	3,931.59	1.93	3,933.52

More than four years but less than five years	503.51	7.08	510.59
More than five years	5,768.30	300.39	6,068.69
Total	**21,286.48**	**1,074.72**	**22,361.20**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	11.28	-	11.28
More than one year but less than two years	155.90	-	155.90
More than two years but less than three years	40.39	-	40.39
More than three years but less than four years	116.24	64.77	181.01
More than four years but less than five years	6.89	(0.01)	6.88
More than five years	206.98	-	206.98
Subtotal	537.68	64.76	602.44
Net unamortized premium and discount	(3.13)	-	(3.13)
Total	**534.55**	**64.76**	**599.31**

The fair value of borrowings carried at fair value through profit or loss at 31 March 2019 was UA 23,366.09 million (2018: UA 22,361.21 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 March 2019 was UA 23,811.41 million (2018: UA 23,084.97 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note N, there was a net gain of UA 22.21 million on borrowings, related derivatives and others for the three months ended 31 March 2019 (2018: Loss of UA 19.12 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the period ended 31 March 2019 was a loss of UA 17.26 million (2018 UA 8.25 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 March 2019, the cumulative unrealized fair value losses to date were UA 1,086.02 million (2018 UA 632.41 million).

NOTE L. EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General

Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of

40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the

GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on 22 February 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Upon conclusion of the GCI VI capital increase and following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 shares and 19,414 shares.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to

33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

The Bank's capital as at 31 March 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,801,442)	(1,477,212)
Subscribed Capital	65,173,608	65,497,838
Less: Callable Capital	(60,212,695)	(60,517,525)
Paid-up Capital	4,960,913	4,980,313
Shares to be issued upon payment of future installments	(359,200)	(628,720)
Add: Amounts paid in advance	450	550
	4,602,163	4,352,143
Less: Amounts in arrears	(17)	(17)
Capital at 31 March	**4,602,146**	**4,352,126**

Included in the total unsubscribed shares of UA 1,801 million at 31 March 2019 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 March 2019 were as follows

(UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	277,734	4.285	210,796	2,566,550	278,359	4.285
2	ANGOLA	75,963	1.172	46,866	712,772	72,609	1.118
3	BENIN	12,532	0.193	7,791	117,533	13,157	0.203
4	BOTSWANA	69,978	1.080	66,935	632,845	70,603	1.087
5	BURKINA FASO	25,927	0.400	16,512	242,775	25,095	0.386
6	BURUNDI	15,472	0.239	10,751	143,966	16,097	0.248

7	CABO VERDE	4,578	0.071	3,598	42,190	5,203	0.080
8	CAMEROON	70,581	1.089	45,541	660,281	71,206	1.096
9	CENT.AFR.REP	2,730	0.042	1,900	25,412	3,355	0.052
10	CHAD	4,061	0.063	2,881	37,740	4,686	0.072
11	COMOROS	527	0.008	605	4,676	1,152	0.018
12	CONGO	27,873	0.430	17,747	261,000	28,498	0.439
13	COTE D'IVOIRE	243,797	3.761	168,320	2,269,670	244,422	3.762
14	DEM.REP.CONGO	84,007	1.296	56,679	783,395	84,632	1.303
15	DJIBOUTI	1,213	0.019	1,517	10,618	1,838	0.028
16	EGYPT	366,232	5.650	260,567	3,401,760	366,857	5.647
17	EQ.GUINEA	9,536	0.147	7,447	87,917	10,161	0.156
18	ERITREA	2,003	0.031	2,506	17,522	2,628	0.040
19	ESWATINI	7,388	0.114	8,350	65,530	8,013	0.123
20	ETHIOPIA	103,026	1.590	67,323	962,940	103,651	1.596
21	GABON	65,009	1.003	52,331	597,778	65,634	1.010
22	GAMBIA	9,346	0.144	6,239	87,243	9,971	0.153
23	GHANA	139,364	2.150	87,735	1,305,881	135,822	2.091
24	GUINEA	26,183	0.404	16,870	244,961	25,430	0.391
25	GUINEA BISSAU	1,254	0.019	870	11,680	1,785	0.027
26	KENYA	93,610	1.444	58,208	877,900	94,235	1.451
27	LESOTHO	3,711	0.057	4,063	33,060	4,336	0.067
28	LIBERIA	12,488	0.193	8,251	116,637	12,455	0.192
29	LIBYA	150,513	2.322	120,463	1,384,668	151,138	2.326
30	MADAGASCAR	42,234	0.652	26,304	396,040	42,859	0.660
31	MALAWI	14,776	0.228	10,043	137,720	14,399	0.222
32	MALI	28,150	0.434	17,622	263,881	28,775	0.443
33	MAURITANIA	3,680	0.057	4,196	32,606	4,305	0.066
34	MAURITIUS	42,316	0.653	32,865	390,230	42,941	0.661
35	MOROCCO	234,936	3.625	178,360	2,171,000	235,561	3.626
36	MOZAMBIQUE	40,474	0.624	25,176	379,588	38,937	0.599
37	NAMIBIA	22,459	0.347	17,440	207,150	23,084	0.355
38	NIGER	14,481	0.223	9,674	135,143	15,106	0.233
39	NIGERIA	607,691	9.376	441,562	5,635,383	608,316	9.364
40	RWANDA	8,567	0.132	5,369	80,303	8,738	0.134
41	SAO TOME & P.	4,395	0.068	2,908	41,054	5,020	0.077
42	SENEGAL	68,024	1.050	42,008	638,241	64,952	1.000
43	SEYCHELLES	1,837	0.028	1,871	16,499	2,462	0.038
44	SIERRA LEONE	17,857	0.276	11,648	166,931	17,652	0.272
45	SOMALIA	1,941	0.030	2,427	16,986	2,566	0.039
46	SOUTH AFRICA	330,749	5.103	225,893	3,081,600	331,374	5.101
47	SOUTH SUDAN	24,073	0.371	1,695	239,040	24,698	0.380
48	SUDAN	18,930	0.292	13,791	175,507	19,555	0.301
49	TANZANIA	49,563	0.765	31,300	464,337	47,384	0.729
50	TOGO	10,361	0.160	8,441	95,171	10,986	0.169
51	TUNISIA	91,550	1.412	71,234	844,260	92,175	1.419
52	UGANDA	28,241	0.436	18,480	263,947	27,127	0.418
53	ZAMBIA	76,508	1.180	48,186	716,865	77,125	1.187
54	ZIMBABWE	120,129	1.853	78,015	1,123,278	113,626	1.749
	Total Regionals	**3,810,557**	**58.792**	**2,686,171**	**35,419,655**	**3,812,750**	**58.690**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**3,810,557**	**58.792**	**2,686,171**	**35,419,655**	**3,812,750**	**58.690**
55	ARGENTINA	5,847	0.090	6,108	52,364	6,472	0.100
56	AUSTRIA	29,208	0.451	21,420	270,660	29,833	0.459
57	BELGIUM	41,998	0.648	30,800	389,180	42,623	0.656
58	BRAZIL	21,645	0.334	15,512	200,936	19,999	0.308
59	CANADA	251,150	3.875	183,363	2,328,140	251,775	3.876
60	CHINA	79,079	1.220	55,866	734,930	79,704	1.227
61	DENMARK	76,622	1.182	55,846	710,380	77,247	1.189
62	FINLAND	31,976	0.493	23,450	296,310	32,601	0.502
63	FRANCE	245,672	3.790	180,160	2,276,560	246,297	3.791
64	GERMANY	271,992	4.196	199,160	2,520,760	272,617	4.196
65	INDIA	18,731	0.289	12,483	174,840	19,356	0.298

66	ITALY	158,754	2.449	116,370	1,471,170	159,379	2.453
67	JAPAN	359,265	5.543	263,470	3,329,180	359,890	5.540
68	KOREA	31,452	0.485	22,468	292,060	32,077	0.494
69	KUWAIT	29,208	0.451	21,420	270,660	29,833	0.459
70	LUXEMBOURG	13,215	0.204	5,029	127,130	13,840	0.213
71	NETHERLANDS	57,724	0.891	41,364	535,900	58,349	0.898
72	NORWAY	77,055	1.189	55,959	714,600	77,680	1.196
73	PORTUGAL	15,657	0.242	10,833	145,740	15,060	0.232
74	SAUDI ARABIA	12,674	0.196	9,300	117,440	13,299	0.205
75	SPAIN	69,307	1.069	49,630	643,440	69,932	1.076
76	SWEDEN	102,766	1.586	74,744	952,920	103,391	1.592
77	SWITZERLAND	95,930	1.480	70,350	888,950	96,555	1.486
78	TURKEY	25,318	0.391	9,294	243,890	25,943	0.399
79	U.K.	117,374	1.811	85,065	1,088,680	117,999	1.816
80	U.S.A.	431,273	6.654	296,520	4,016,219	431,898	6.648
	Total Non-Regionals	**2,670,892**	**41.208**	**1,915,982**	**24,793,039**	**2,683,649**	**41.310**
	Grand Total	**6,481,449**	**100.000**	**4,602,152**	**60,212,695**	**6,496,399**	**100.000**

The subscription position including the distribution of voting rights at 31 March 2019 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 March 2019 and 2018, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2019	2018
Balance at 1 January	156,135	158,035
Net conversion losses on new subscriptions	(521)	(806)
Balance at 31 March	**155,614**	**157,229**

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through Other Comprehensive Income, gains/losses on fair-valued borrowings arising from "own credit" and re-measurements of defined liability.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the period, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 March 2019 and 2018, the allocable income was as follows:

(UA thousands)

	2019	2018 Restated
Income before Board of Governors' approved distribution	92,258	11,020
Unrealized (gains) / losses on borrowings and derivatives	(22,205)	19,116
Translation (gains)/losses	(4,400)	(3,386)
Unrealized losses on macro hedge swaps	11	40
Allocable income	**65,664**	**26,790**

NOTE M.   INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans and related derivatives

Income from loans and related derivatives for the three months ended 31 March 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Interest income on loans not impaired	77,528	132,446
Interest income on impaired loans	88,633	13,745
Interest on loan swaps	(8,459)	(11,018)
Commitment charges	4,378	6,121
Trade finance guarantee fees	175	405
Statutory commission	69	66
Sub-total	162,324	141,765
(Charges)/Income on finance guarantee contracts	(3,526)	(2,745)
Total	**158,798**	**139,020**

Income from Investments and Related Derivatives

Income from investments and related derivatives for the three months ended 31 March 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Interest income	62,439	57,563
Realized fair value losses on investments	(6,250)	(15,945)
Unrealized fair value gains on investments	18,145	13,457
Total	**74,334**	**55,075**

Total interest income on investments at amortized cost for the three months ended 31 March 2019 was UA 22.79 million (2018: UA 24.43 million).

NOTE N. BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the three months ended 31 March 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Charges to bond issuers	131,596	112,341
Amortization of issuance costs	103	460
Total	**131,699**	**112,801**

Total interest expense for financial liabilities not at fair value through profit or loss for the three months ended 31 March 2019 was UA 14.02 million (2018: UA 6.47 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the three months ended 31 March 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Interest on derivatives payable	155,777	101,632
Interest on derivatives receivable	(153,142)	(126,137)
Total	**2,635**	**(24,505)**

Gains/losses on Borrowings, Related Derivatives and Others:

Gains/losses on borrowings, related derivatives and others for three months ended 31 March 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Gains/(losses) borrowings, related derivatives and others	22,205	(19,116)

The Gains/(losses) on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of UA 1.61 million, representing hedge effectiveness and UA 0.87 millions of amortization of fair value adjustments on the hedged risk (See Note G).

NOTE O. ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)

	2019	2018
Manpower expenses	72,910	62,393
Other general expenses	17,945	15,721
Total	**90,855**	**78,114**
Reimbursable by ADF	(53,688)	(47,839)
Reimbursable by NTF	(231)	(168)
Net	**36,936**	**30,107**

NOTE P.   EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

On 19th September 2018, the Board of Directors approved changes to the Staff Retirement Plan (SRP or the Plan) introducing an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan's long-term sustainability, while giving flexibility to members. The hybrid scheme which is effective from 01 January 2019 aims at reducing pension cost volatility; grants plan participants the flexibility to decide where to invest their contributions with options to make additional voluntary contributions to their DC accounts. Participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees' pension benefits. However, participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme.

Under the hybrid scheme, contribution to the DB component is capped at the Bank's median salary to be reset every three years. Contribution in excess of median salary will go to the DC component. An External Manager will be engaged to manage the DC component on behalf of members with related administrative costs charged to members' accounts. The administration of DB benefits will remain within the Bank's Staff Retirement Plan Unit.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At 31 March 2019, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

The following table summarizes the employee benefit liabilities on the balance sheet relating to SRP and MBP as at March 31, 2019.

UA thousands)

	Staff Retirement Plan		Medical Benefit Plan		Total	
	2019	2018	**2019**	2018	**2019**	2018
Define Benefit Obligation	994.27	952.53	226.66	213.73	1,220.93	1,166.26
Present value/Plan assets	(702.71)	(727.26)	(59.44)	(51.40)	(762.15)	(778.66)
Liability on Balance sheet	**291.56**	**225.27**	**167.22**	**162.33**	**458.78**	**387.60**

NOTE Q. RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note O.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of

Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the three months ended 31 March 2019, and 2018 was made up as follows:

(UA thousands)

	2019	2018
Salaries	7,780	6,399
Termination and other benefits	1,046	1,992
Contribution to retirement and medical plan	1,685	1,370
Total	**10,512**	**9,761**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At 31 March 2019, outstanding balances on loans and advances to management staff amounted to UA 7.97 million (2018: UA 5.92 million).

NOTE R.   UPPLEMENTARY DISCLOSURES

NOTE R _ 1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at 31 March 2019 and 2018 were as follows:

		2019	2018
1 UA = 1 SDR =	Algerian Dinar	165.672000	165.800000
	Angolan Kwanza	436.600000	311.306000
	Australian Dollar	1.958870	1.896500
	Botswana Pula	14.911400	13.910700
	Brazilian Real	5.408770	4.830820
	Canadian Dollar	1.855120	1.874360
	Chinese Yuan Renminbi	9.330530	9.123590
	CFA Franc	810.533000	773.918000
	Danish Kroner	9.224410	8.760170
	Egyptian Pound	24.400900	25.652000
	Ethiopian Birr	40.028000	39.515000
	Euro	1.235655	1.179830
	Gambian Dalasi	68.860000	68.980000
	Ghanaian Cedi	6.982430	6.054870
	Guinean Franc	12,669.100000	13,064.200000
	Indian Rupee	96.027300	94.806500
	Japanese Yen	153.985000	154.386000
	Kenyan Shilling	139.523000	146.618000
	Korean Won	1,579.550000	1,550.550000
	Kuwaiti Dinar	0.421820	0.435800
	Libyan Dinar	1.934870	1.932400
	Mauritian Rupee	48.259500	48.323200
	Moroccan Dirham	13.486000	13.373000
	New Zambian Kwacha	16.590700	13.775300
	New Zealand Dollar	2.046060	2.018140
	Nigerian Naira	425.445000	443.223000
	Norwegian Krone	11.935100	11.336000
	Pound Sterling	1.059290	1.033790
	Sao Tomé Dobra	30.047900	28.905800
	Saudi Arabian Riyal	5.205950	5.452000
	South African Rand	20.111400	17.252200
	Swedish Krona	12.885900	12.152100
	Swiss Franc	1.382560	1.390870
	Tanzanian Shilling	3,181.210000	3,279.170000
	Tunisian Dinar	4.225970	3.517580
	Turkish Lira	7.327960	5.485850
	Ugandan Shilling	5,112.580000	5,279.230000
	United States Dollar	1.388250	1.453860
	Vietnamese Dong	32,498.200000	33,302.100000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.